Exhibit 12
Travelport Limited
Computation of Ratio of Earnings to Fixed Charges

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(in $ millions)	2010	2009	2008
Earnings available to cover fixed charges:
Income (loss) from operations before income taxes and equity in losses of investment in Orbitz Worldwide	44	(775)	11
Plus: Fixed charges	281	297	359

Earnings available to cover fixed charges	325	(478)	370

Fixed Charges:
Interest, including amortization of deferred financing costs	272	287	347
Interest portion of rental payment	9	10	10

Total fixed charges	281	297	357

Ratio of Earnings to Fixed Charges	1.16	n/a	1.04
     Due to the loss from operations before income taxes and equity in losses of investments in Orbitz Worldwide for the years ended December 31, 2009, the Company’s earnings were insufficient to cover fixed charges by $775 million.